UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

SALAMON GROUP, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

793893 10 8
(CUSIP Number)

John Salamon
413-1028 Alberni St.,
Vancouver, BC V6E 1A3
604-408-3871
  (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	793893 10 8	Schedule 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS. Space Globe Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,480,903(1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 2,480,903(1)
	10	SOLE DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.74%
14	TYPE OF REPORTING PERSON CO

(1)

I, John Salamon, past President, CEO & Director of Salamon Group, Inc., resigned December 7, 2010. Michael Matvieshen of 5-215 Neave Road, Kelowna, BC V1V 2L9, was appointed President & Director of Salamon Group, Inc. on December 7, 2010. There was an agreement signed December 7, 2010, between Sunlogics, Inc. and Michael Matvieshen. In the same agreement between Sunlogics, Inc., and Michael Matvieshen and John Salamon dated December 7, 2010 whereas a portion of the wording of this agreement states that past debts of Salamon Group Inc. would be paid by Sunlogics, Inc according to the agreement..

CUSIP No.	793893 10 8	Schedule 13D	Page 3 of 4 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Stock"), of Salamon Group Inc. (the “Issuer”), a Nevada Corporation. The address of the principal executive offices of Salamon Group Inc. is: 4080 Paradise Rd. #15-901, Las Vegas, NV 89169 and 5-215 Neave Road, Kelowna, BC V1V 2L9, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name of Person filing this Statement:

Space Globe Technologies Ltd. (the "Reporting Person").

(b) Residence or Business Address:

The business address of the Reporting Person is:
413-1028 Alberni St., Vancouver, BC V6E 1A3

(c) Present Principal Occupation and Employment:

The Reporting Person is a Limited Liability Company formed in the Province of British Columbia. The principal executive office of the Reporting Person is located at 413-1028 Alberni St., Vancouver, BC V6E 1A3.

(d) Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is B.C. Limited Liability company incorporated in the Province of British Columbia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Common Stock was acquired by the Reporting Person from the Issuer for debt conversion.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Common Stock reported herein solely for debt conversion.

There are no plans or proposals which the Reporting Person may have in regard to:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of January 24, 2011, the Reporting Person beneficially owns the following securities of the Issuer: 2,480,903 of Common Stock, with a percentage of 9.74%, based on 25,460,728, as of the date of this report.

(b) Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c) Transactions Effected During the Past 60 Days:

1,062,698 Common Stock shares sold December 2010/January 2011.

(d) Right of Others to Receive Dividends or Proceeds of Sale:

None

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

Date: January 24, 2011	By:	/s/ John Salamon
John Salamon